                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-10927
                            Washington, D.C. 20549                   -------
                                                                  Cusip Number
                                 FORM 12b-25                      91832B 8 84

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:        December 31, 1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                             VSI Enterprises, Inc.
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Full Name of Registrant

                                 Not applicable
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Former Name if Applicable

                            5801 Goshen Springs Road
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Address of Principal Executive Office (STREET AND NUMBER)

                            Norcross, Georgia 30071
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


      The Annual Report on Form 10-K for the year ended December 31, 1998 of VSI Enterprises, Inc. (the "Company") cannot be timely filed, without unreasonable effort and expense, because the Company requires additional time to properly prepare financial statements for the period for the reasons set forth below. The Company represents that the reasons for its inability to timely file its Form 10-K could not be eliminated without unreasonable effort or expense.

      During the first quarter of 1999, the Company was in negotiations to restructure certain of its outstanding indebtedness. Completion of the audit of the Company's financial statements for the fiscal year ended December 31, 1998 was delayed pending the outcome of these negotiations. In addition, recent changes in the Company's finance and accounting staff have contributed to the delayed completion of the audit.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Ken Keatley                770                 242-7566
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

      For the year ended December 31, 1998, the Company expects to report revenues of approximately $19.4 million, as compared to revenues of $19.6 million for fiscal 1997. The Company's net loss for the year ended December 31, 1998 is expected to be approximately $16.9 million, as compared to a net loss of $5.8 million for fiscal 1997. The fiscal 1998 revenue decrease resulted principally from the discontinuation of certain of the Company's non-core operations during the period. The fiscal 1998 net loss will include approximately $10.3 million of non-recurring charges relating to the discontinuance of certain of its operations, inventory write-downs and goodwill impairment charges.

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                             VSI Enterprises, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date       March 31, 1999            By          /s/ Julia B. North
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).